December 19, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn: Ms. Mary Mast and Ms. Angela Connell

Re: Amylyx Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 13, 2023

Form 10-Q for the Quarterly Period Ended September 30, 2023 Filed November 9, 2023

File Number 001-41199

Dear Ms. Mast and Ms. Connell:

Please find below the response of Amylyx Pharmaceuticals, Inc. (the “Company”, “we” or “our”), to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 5, 2023 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 filed on March 13, 2023 and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2023 filed on November 9, 2023, as set forth in your letter dated December 5, 2023 addressed to Mr. James Frates, Chief Financial Officer of the Company.

For your convenience, the Staff’s comments have been restated and are followed by the Company’s response.

Form 10-Q for the Nine Months Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements

3. Product Revenue, Net, page 10

1.	Please tell us your consideration of providing disaggregated revenue disclosure such as product sales for the U.S. and Canada. Refer to ASC 606-10-55-89 through 606-10-55-91 and ASC 280-10-50-41.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that ASC 606-10-55-89 through 91 requires entities to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company respectfully advises the Staff that ASC 280-10-50-41 requires a public entity to report revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues, unless it is impracticable to do so. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries. In line with these requirements, we respectfully advise the Staff that product sales from Canada represent less than 4.5% of our total revenues for the nine months ended September 30, 2023. We believe that providing additional disaggregation by additional categories stated in 606-10-55-91, for example, by geographical region, country, market or type of customer, in this case would not significantly enhance investors’ understanding of our financial performance, given the relative immateriality of Canadian revenue to our overall financial context, and the fact that we have only one approved product for one indication. We do not believe there are material differences in the nature, timing and risk of cash flows between the U.S. and Canada. As such, we believe our current disclosures meet the objectives of the disclosure requirements of 606-10-55-89 through 606-10-55-91 and ASC 280-10-50-41. At each reporting period, we perform an analysis and update our conclusions on the disaggregated revenue disclosure based on materiality of such disclosures and the relevant facts and circumstances to comply with the ASC guidance.

Notes to the Condensed Consolidated Financial Statements

5. Inventories, page 12

2.

Your inventory balance was $56.7 million at September 30, 2023, of which $24.3 million is considered long-term. You state that finished goods have a shelf life of 12—18 months from the date of manufacture. Tell us how much of the long-term inventory is considered finished goods. In light of the shelf life, the early phase of the company’s product sale launch, and a significant portion of inventories being recorded as long-term, tell us why you believe no impairment was required to be recorded at September 30, 2023.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that ASC 330-10-35-1B requires that when evidence exists that the net realizable value of inventory is lower than its cost, for example, if due to damage, physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss in earnings in the period in which it occurs. In line with these requirements, we regularly review our inventory for impairment by comparing the cost of inventory with its net realizable value. As of September 30, 2023, none of our long-term inventory was considered finished goods. Long-term inventory consisted of raw materials, which have a current usable period of approximately two to three years in its raw material form. Raw material has until its stated expiry date to be manufactured into finished goods, at which point the material would have another 12-18 months of useful life. In accordance with ASC 330-10-35, we performed an analysis considering current market conditions and future demand forecasts to determine whether an impairment was required to be recorded at September 30, 2023. Based on this analysis, we determined that no impairment was necessary as of September 30, 2023, as we expect that our inventory will be utilized in production or sold prior to reaching its expiry date. At each reporting period, we perform this analysis and update our conclusions based on relevant facts and circumstances.

Thank you for your attention to these matters. Please direct any questions or further comments regarding this response letter to Marishka DeToy of Goodwin Procter LLP by email at MDeToy@goodwinlaw.com or by phone at (617) 570-1926.

Sincerely,

James Frates

Chief Financial Officer

Amylyx Pharmaceuticals, Inc.

cc:	Gina Mazzariello, Chief Legal Officer and General Counsel, Amylyx Pharmaceuticals, Inc.

Benjamin Marsh, Goodwin Procter LLP

Marishka DeToy, Goodwin Procter LLP